Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 12, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10323
Raymond James Strategic Portfolio
(the “Trust”)
CIK No. 1934327 File No. 333-267250

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the first paragraph of the “Portfolio Selection Process” states that, “At the time of portfolio selection…” Please clarify whether this disclosure means that at the time of portfolio selection, the Sponsor selects stocks based on Raymond James equity research analysts’ published opinion or whether this reference to “portfolio selection” is referencing the final list of stocks that is provided by Raymond James to the Sponsor (as referenced further below).

Response:The above-referenced disclosure has been revised to better clarify that this reference to portfolio selection references the Raymond James equity research analysts’ initial selection of stocks. Please refer to Appendix A for the revised disclosure.

2.Please explain “near-term macroeconomic and industry specific factors” in plain English and how they relate specifically to this Trust.

Response:The Trust has revised the above-referenced disclosure to state Raymond James equity research analysts form a final list of stocks they give to the Sponsor that they believe may benefit from near-term macroeconomic and industry specific factors. The Trust then clarifies what the analysts consider for near-term macroeconomic and industry specific factors. Please refer to Appendix A for the revised disclosure.

3.The Staff notes the disclosure references the analysts’ “published opinion.” Please include the publication date and name of the publication. In addition, please clarify if this “published opinion” is just for the Trust (even if published) or if it is an opinion that Raymond James publishes more broadly.

Response:The Trust notes that Raymond James does not produce a single publication that details the securities selected for the Trust. Rather, the “published opinion” refers to the research analysts’ latest published document (which includes a rating and price target) for each company the analysts cover. Not every security that the research analysts cover are selected for inclusion in the Trust. The analysts’ opinions on specific stocks are broadly disseminated. The rating (e.g., Strong Buy and Outperform), can be found on Bloomberg, FactSet, and Thomson Reuters. Nevertheless, the Trust has revised its description of the analysts’ published opinion. Please refer to the Trust’s revised “Portfolio Selection Process” in Appendix A.

4.The Staff notes the disclosure states, “Raymond James equity research analysts find stocks for the portfolio that are rated either…” If true, please replace “that are rated” with “that the analysts rated as…” Also, please clarify if this is a reference to the “published opinion” by Raymond James above or to a different set of ratings performed specifically for this Trust.

Response:The disclosure has been revised to state, “Raymond James equity research analysts find stocks for the portfolio that the analysts have rated as either “Strong Buy 1” or “Outperform 2” in their published opinion of each company’s stock.”

5.The Staff notes the disclosure states stocks are also selected based on dividend yield. Please reconcile with the Trust’s stated objective (i.e., above-average capital appreciation). Alternatively, is the Trust actually seeking an objective of total return?

Response:The Trust confirms that its current objective of above-average capital appreciation is accurate and that stocks are not primarily selected based on dividend yield. The primary definitions of “Strong Buy 1” and “Outperform 2” generally state the security is expected to appreciate over a specified period. While “higher yielding and more conservative stocks” are described in the definitions, the crux of those types of securities is that they will appreciate over a given period. To better align the definitions, the ratings have been revised. Please refer to the Trust’s revised “Portfolio Selection Process” in Appendix A.

6.Please clarify, if true, that the Sponsor receives a list from Raymond James of stocks rated either Strong Buy 1 or Outperform 2. Also, please discuss (in the first paragraph) how Raymond James picks the stocks from these two ratings categories for the final list.

Response:The disclosure has been revised. Please refer to the Trust’s revised “Portfolio Selection Process” in Appendix A.

7.Please explain the analyst stock ratings referenced in the Sponsor’s quality screen (i.e., “hold or higher”); the disclosure above only refers to stocks the analysts rate as either Strong Buy 1 or Outperform 2. Please reconcile.

Response:The above-referenced disclosure has been deleted.

8.Please clarify how the “investment grade bond credit ratings” screen is relevant to a common stock portfolio, or delete. Alternatively, if true, clarify that the Sponsor screens for common stock issuers that have an investment grade rating for their debt offerings.

Response:The above-referenced disclosure has been deleted.

9.Please clarify, if true, that all stocks that survive the listed screens by the Sponsor are selected for the final portfolio. Otherwise, please describe any further selection criteria and/or any limit to the actual number of stocks selected for the final portfolio.

Also, does the Sponsor pick from both ratings categories, as long as these screens are satisfied, or prefer stock from one category over the other (e.g., Strong Buy 1 is preferred over Outperform 2).

Response:The disclosure has been revised to better clarify that the Sponsor includes all stocks from the final list provided by Raymond James in the Trust’s portfolio, so long as the stocks satisfy the Sponsor’s quality and liquidity screens. Please refer to the Trust’s revised “Portfolio Selection Process” in Appendix A.

10.Please also mention the $0.05 licensing fee received per commission in the discussion that “Raymond James & Associates, Inc., or its affiliates, will receive compensation in the form of brokerage commissions…”

Response:The Trust notes that the Sponsor only pays Raymond James a licensing fee of $0.05 per commission-based Unit for the equity research and “Raymond James” trademark licenses. This licensing fee is paid from the Sponsor’s profits, and as such, there is no additional charge to unitholders for such licenses. The arrangement is previously disclosed in the prospectus. Therefore, the Trust respectfully declines to revise its disclosure in accordance with the Staff’s comment.

Risk Factors

11.If the Trust also invests in American Depositary Receipts (ADRs) and/or other depositary receipts, please add appropriate disclosure, including relevant risk disclosure.

Response:If the Trust invests in ADRs or other depositary receipts, based on the Trust’s final portfolio, appropriate disclosure will be added to the Trust’s prospectus.

12.Please confirm if the “Brexit Risk” should be added to the disclosure.

Response:If the Trust has exposure to securities that are subject to Brexit risk, based on the Trust’s final portfolio, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Appendix A

“The selection process for the portfolio seeks to identify companies that Raymond James equity research analysts believe will perform best over the life of the Trust. The Raymond James equity research analysts initially select stocks that are covered by the analysts’ published opinion of each company and have the potential for future growth. Raymond James equity research analysts find stocks for the portfolio that the analysts have rated as either “Strong Buy 1” or “Outperform 2” in their published opinion of each company’s stock.

Strong Buy 1: The security is anticipated to appreciate, produce a total return of a least 15% and outperform the S&P 500(R) Index over the next six to twelve months. For higher yielding and more conservative stocks, a total return of at least 15% is anticipated to be realized over the next twelve months.

Outperform 2: The security is anticipated to appreciate or outperform the S&P 500(R) Index over the next twelve to eighteen months. For higher yielding and more conservative stocks, an outperform rating is used for securities where the analysts are comfortable with the relative safety of the dividend and expect a total return modestly exceeding the dividend yield over the next twelve to eighteen months.

Raymond James equity research analysts then form a final list of stocks they believe may benefit from near-term macroeconomic and industry specific factors. The Raymond James equity research analysts consider current inflation rates, Federal Reserve policies, interest rate changes, Federal funds rate changes, unemployment rate, consumer savings, consumer spending and money supply, among other factors.

The final list of stocks, which are rated either Strong Buy 1 or Outperform 2 by Raymond James equity research analysts, is provided by Raymond James to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure the final list of stocks from Raymond James are suitable for inclusion in the Trust. For the quality screen, the Sponsor screened the final list of companies with market capitalizations of typically $100 million or greater and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks from the final list that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements. The remaining stocks are selected for the Trust’s final portfolio.

Raymond James & Associates, Inc., or its affiliates, will receive compensation in the form of brokerage commissions for sales of commission-based Units of the Trust, which may create an incentive for Raymond James & Associates, Inc., or its affiliates, to sell Units of the Trust.”